UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-T/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

KINTERA, INC.

(Name of Subject Company (Issuer))

EUCALYPTUS ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

including associated preferred stock purchase rights

(Title of Class of Securities)

49720P506

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$47,244,580	$1857

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $1.12 per share by the sum of (x) 40,748,379 shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc. (the approximate number of issued and outstanding Shares as of July 7, 2008), and (y) approximately 1,434,282 Shares that were issuable on or prior to the expiration of the tender offer upon the exercise of all options and other rights to purchase Shares that were outstanding as of July 7, 2008 and have a per share exercise price of less than $1.12.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,828	Filing Party:	Blackbaud, Inc
Form or Registration No.:	Schedule TO	Date Filed:	June 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 9, 2008 by Blackbaud, Inc., a Delaware corporation (“Parent”), and Eucalyptus Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (the “Company”), at a price of $1.12 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules thereto, is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 2.	Subject Company Information

Item 2(b) of the Schedule TO is hereby amended and supplemented by deleting the second sentence thereto and replacing it with the following:

“As of July 7, 2008, there were approximately 40,748,379 Shares issued and outstanding.”

Items 4, 5, 6, 8, 9 and 11.

Items  4, 5, 6, 8, 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On July 8, 2008, Parent issued a press release announcing the completion of the Offer to Purchase. The initial offering period expired at 12:00 midnight, New York City time, on Monday, July 7, 2008. According to the depositary, as of the expiration of the initial offering period, approximately 37.3 million Shares were tendered, delivered, and not withdrawn in the Offer to Purchase. Those shares represent approximately 92.0% of Shares as of the expiration of the initial offering period. As of that time, approximately 750,000 million additional Shares, or another 1.8%, were tendered pursuant to guaranteed delivery procedures and are subject to delivery of the Shares within three trading days after the date of the guarantee. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer to Purchase.

Purchaser expects to effect, without a vote or meeting of the Company stockholders, a “short-form” merger as soon as practicable to complete the acquisition of the Company. Following the acquisition, the Company will become a wholly-owned subsidiary of Parent. In the merger, each of the remaining Shares (other than any Shares held by Purchaser and Shares in respect of which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive the same $1.12 net per Share in cash that was paid in the Offer to Purchase. Following the merger, the Company’s common stock will cease to be traded on NASDAQ.

The full text of the press release issued by Parent on July 8, 2008 is attached hereto as Exhibit (a)(1)(O) and is incorporated herein by reference.”

Item 12.	Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

“(a)(1)(O) Press release issued by Parent on July 8, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008

ECUALYPTUS ACQUISITION CORPORATION

By:	/s/ Timothy V. Williams
Name:	Timothy V. Williams
Title:	Treasurer, Chief Financial Officer and Secretary

BLACKBAUD, INC.

By:	/s/ Timothy V. Williams
Name:	Timothy V. Williams
Title:	Senior Vice President and Chief Financial Officer